PUNTO GROUP, CORP.

1810 E. Sahara Ave., Office 216, Las Vegas, NV 89104

Tel: (702) 605-0605

May 15, 2015

Mr. Ivan Griswold,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Punto Group, Corp.

       Amendment No. 4 to Registration Statement on Form S-1

       Filed April 17, 2015

       File No. 333-200529

Dear Mr. Ivan Griswold:

Pursuant to the phone conversation with the Company, held on May 15, 2015, Punto Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 5 to the registration statement on Form S-1 (the " Registration Statement") with March 31, 2015 financial statements and updated auditor’s consent in response to the Commission's oral comments.

Please direct any further comments or questions you may have to the company at puntogroupcorp@gmail.com.

Thank you.

Sincerely,

/S/ Andrei Kriukov

Andrei Kriukov, President